Exhibit 99.1

TELUS INTERNATIONAL (CDA) INC. CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) June 30, 2025

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Income (Loss) and Other Comprehensive Income (Loss)
(unaudited)

		Three months		Six months
Periods ended June 30 (millions except earnings per share)	Note	2025	2024	2025	2024
REVENUE	3	$699	$652	$1,369	$1,309

OPERATING EXPENSES
Salaries and benefits		463	426	907	842
Goods and services purchased		136	117	265	233
Share-based compensation	4	6	10	13	11
Acquisition, integration and other		50	9	56	16
Depreciation	10	39	35	74	69
Amortization of intangible assets and impairment of goodwill	11	271	44	317	89
		965	641	1,632	1,260

OPERATING (LOSS) INCOME		(266)	11	(263)	49

OTHER EXPENSES (INCOME)
Changes in business combination-related provisions	12	—	(31)	—	(60)
Interest expense	5	34	36	64	71
Foreign exchange loss		7	5	5	—
(LOSS) INCOME BEFORE INCOME TAXES		(307)	1	(332)	38
Income tax (recovery) expense	6	(35)	4	(35)	13
NET (LOSS) INCOME		(272)	(3)	(297)	25

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		(39)	5	(59)	21
Exchange differences arising from translation of foreign operations		48	(8)	93	(39)
		9	(3)	34	(18)
COMPREHENSIVE (LOSS) INCOME		$(263)	$(6)	$(263)	$7

EARNINGS (LOSS) PER SHARE	7
Basic		$(0.98)	$(0.01)	$(1.07)	$0.09
Diluted		$(0.98)	$(0.08)	$(1.07)	$(0.05)

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	7	278	275	277	274
Diluted	7	278	294	277	291
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Financial Position
(unaudited)

As at (millions)	Note	June 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents		$151	$174
Accounts receivable	8	491	454
Due from affiliated companies	16(a)	28	16
Income and other taxes receivable		18	8
Prepaid and other assets		65	42
Current portion of derivative assets	9	8	13
		761	707
Non-current assets
Property, plant and equipment, net	10	507	456
Intangible assets, net	11	1,344	1,379
Goodwill	11	1,789	1,926
Derivative assets	9	—	15
Deferred income taxes		12	12
Other long-term assets	17(b)	26	26
		3,678	3,814
Total assets		$4,439	$4,521

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	17(b)	$356	$321
Due to affiliated companies	16(a)	314	231
Income and other taxes payable		61	68
Current portion of provisions	12	49	7
Current maturities of long-term debt	13	126	116
Current portion of derivative liabilities	9	1	2
		907	745
Non-current liabilities
Provisions	12	114	139
Long-term debt	13	1,434	1,409
Derivative liabilities	9	38	—
Deferred income taxes		220	256
Other long-term liabilities		32	27
		1,838	1,831
Total liabilities		2,745	2,576

Owners’ equity		1,694	1,945
Total liabilities and owners’ equity		$4,439	$4,521

Contingent liabilities	15
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Changes in Owners’ Equity
(unaudited)

(millions)	Number of shares	Share capital	Contributed surplus	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance as at January 1, 2024	274	$1,648	$55	$347	$(13)	$2,037
Net income	—	—	—	25	—	25
Other comprehensive loss	—	—	—	—	(18)	(18)
Multiple Voting Shares converted to Subordinate Voting Shares	(3)	(11)	—	—	—	(11)
Subordinate Voting Shares converted from Multiple Voting Shares	3	11	—	—	—	11
Share-based compensation	1	14	(4)	—	—	10
Balance as at June 30, 2024	275	$1,662	$51	$372	$(31)	$2,054

Balance as at January 1, 2025	276	$1,656	$69	$286	$(66)	$1,945
Net loss	—	—	—	(297)	—	(297)
Other comprehensive income	—	—	—	—	34	34
Share-based compensation	2	16	(4)	—	—	12
Balance as at June 30, 2025	278	$1,672	$65	$(11)	$(32)	$1,694
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Cash Flows
(unaudited)

		Three months		Six months
Periods ended June 30 (millions)	Note	2025	2024	2025	2024
OPERATING ACTIVITIES
Net (loss) income		$(272)	$(3)	$(297)	$25
Adjustments:
Depreciation, amortization and impairment of goodwill		310	79	391	158
Interest expense		34	36	64	71
Income tax (recovery) expense		(35)	4	(35)	13
Share-based compensation		6	10	13	11
Changes in business combination-related provisions		—	(31)	—	(60)
Change in market value of derivatives and other		(44)	2	(54)	(4)
Net change in non-cash operating working capital	17(c)	81	43	74	54
Income taxes paid, net		(17)	(16)	(24)	(18)
Cash provided by operating activities		63	124	132	250

INVESTING ACTIVITIES
Cash payments for capital assets	17(c)	(30)	(29)	(57)	(51)
Cash receipts from other assets		—	1	—	1
Cash payments for acquisitions	11	(1)	—	(1)	(3)
Cash used in investing activities		(31)	(28)	(58)	(53)

FINANCING ACTIVITIES
Shares issued		1	1	2	2
Withholding taxes paid related to net share settlement of equity awards	4(a)	(1)	(1)	(3)	(3)
Long-term debt issued	17(d)	237	45	387	90
Repayment of long-term debt	17(d)	(241)	(118)	(452)	(212)
Interest paid on credit facilities		(22)	(24)	(41)	(48)
Cash used in financing activities		(26)	(97)	(107)	(171)

Effect of exchange rate changes on cash and cash equivalents		8	(1)	10	(1)

CASH POSITION
Increase (decrease) in cash and cash equivalents		14	(2)	(23)	25
Cash and cash equivalents, beginning of period		137	154	174	127
Cash and cash equivalents, end of period		$151	$152	$151	$152
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Notes to Condensed Interim Consolidated Financial Statements
(unaudited)

TELUS International (Cda) Inc. (TELUS Digital or the Company), formally rebranded to TELUS Digital Experience in the third quarter of 2024, is a digital customer experience innovator that provides digitally enabled customer experience solutions and creates future-focused digital transformations that can withstand disruption and deliver value for our clients.
TELUS Digital was incorporated under the Business Corporations Act (British Columbia) on January 2, 2016, and is a subsidiary of TELUS. TELUS Digital maintains its registered office at 510 West Georgia Street, Vancouver, British Columbia.
The terms we, us, our or ourselves are used to refer to TELUS Digital and, where the context of the narrative permits or requires, its subsidiaries.
Additionally, the term TELUS is a reference to TELUS Corporation, and where the context of the narrative permits or requires, its subsidiaries, excluding TELUS Digital.
Notes to the condensed interim consolidated financial statements		Page
General application
1.	Condensed interim consolidated financial statements	5
2.	Capital structure financial policies	6
3.	Revenue	7
4.	Share-based compensation	7
5.	Interest expense	8
6.	Income taxes	9
7.	Earnings (loss) per share	9
8.	Accounts receivable	10
9.	Financial instruments	11
10.	Property, plant and equipment	12
11.	Intangible assets and goodwill	12
12.	Provisions	13
13.	Long-term debt	14
14.	Share capital	15
15.	Contingent liabilities	15
16.	Related party transactions	16
17.	Additional financial information	18

1. Condensed interim consolidated financial statements
(a)     Basis of presentation
The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Our financial results may vary from period to period during any fiscal year. The seasonality in our business, and consequently, our financial performance, mirrors that of our clients. Our revenues are typically higher in the third and fourth quarters than in other quarters, but this can vary if there are material changes to our clients’ operating environment, such as potential impacts of a recession and our clients’ response to those impacts, or material changes in the foreign currency rates that we operate in.
These condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2024, and are expressed in United States dollars and follow the same accounting policies and methods of their application as set out in our audited consolidated financial statements for the year ended December 31, 2024. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS® Accounting Standards). Our condensed interim consolidated financial statements comply with IAS 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.
These condensed interim consolidated financial statements as at and for the three-and six-month period ended June 30, 2025 were authorized by our Board of Directors for issue on August 1, 2025.

(b)    Accounting policy developments
Standards, interpretations and amendments to standards and interpretations not yet effective and not yet applied
In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and Disclosure in Financial Statements, which sets out the overall requirements for presentation and disclosures in the financial statements. The new standard will replace IAS 1, Presentation of Financial Statements. Although much of the substance of IAS 1, Presentation of Financial Statements, will carry over into the new standard, the new standard incrementally will:
•With a view to improving comparability amongst entities, require presentation in the statement of operations of a subtotal for operating profit and a subtotal for profit before financing and income taxes (both subtotals as defined in the new standard);
•Require disclosure and reconciliation, within a single financial statement note, of management-defined performance measures that are used in public communications to share management’s views of various aspects of an entity’s performance and which are derived from the statement of income and other comprehensive income;
•Enhance the requirements for aggregation and disaggregation of financial statement amounts; and
•Require limited changes to the statement of cash flows, including elimination of options for the classification of interest and dividend cash flows.
The new standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. We are currently assessing the impacts of the new standard; while there will be a limited shift of where a number of our management-defined performance measures are disclosed and reconciled (primarily a shift from management’s discussion and analysis to the financial statements), we do not expect that the totality of our financial disclosure will be materially affected by the application of the new standard.
In May 2024, the International Accounting Standards Board issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The narrow scope amendments are to address diversity in accounting practice in respect of: the classification of financial assets with environmental, social and corporate governance and similar features; and to clarify the date on which a financial asset or financial liability is de-recognized when using electronic payment systems. The new standard is effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. We are currently assessing the impacts of the new standard but do not expect to be materially affected by the application of the amendments.
2. Capital structure financial policies
Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.
In the management of capital and in its definition, we include owners’ equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with our long-term debt, net of amounts recognized in accumulated other comprehensive income and excluding lease liabilities) and cash and cash equivalents. We manage capital by monitoring the financial covenants in our credit facility (Note 13—Long-term debt).
We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new shares, issue new debt with different terms or characteristics, which may be used to replace existing debt, or pay down our debt balance with cash flows from operations.

3. Revenue
We earn revenue pursuant to contracts with our clients, who operate in various industry verticals. The following presents our earned revenue disaggregation for our five largest industry verticals:

	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
Tech and Games	$304	$275	$586	$553
Communications and Media	175	158	348	318
eCommerce and FinTech	56	65	114	133
Healthcare	51	47	101	96
Banking, Financial Services and Insurance	42	39	82	75
All others[1]	71	68	138	134
	$699	$652	$1,369	$1,309
1.All others includes, among others, travel and hospitality, energy and utilities, retail, and consumer packaged goods industry verticals.
We serve our clients, who are primarily domiciled in North America, from multiple delivery locations across four geographic regions. In addition, our AI & data solutions service line has clients that are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. The following table presents our earned revenue disaggregated by geographic region, based on location of our delivery centre or where service was provided, for the following periods:

	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
Europe	$212	$187	$415	$383
North America	200	180	384	368
Asia-Pacific[1]	160	164	317	321
Central America and others[1]	127	121	253	237
	$699	$652	$1,369	$1,309
1.Effective for the first quarter of 2025, Asia-Pacific includes Africa, and Central America and others includes South America. Comparative information has been restated to conform with the current period presentation.
4. Share-based compensation
(a)    Restricted share unit plan
We grant restricted share units (RSUs) and performance restricted share units (PSUs), which are accounted for as equity-settled, as this is the expected manner of their settlement when granted. All awards granted under the restricted share unit plan are nominally equal in value to one TELUS Digital subordinate voting share. Our PSU grants largely have the same features as our RSUs, but have a variable payout (0% — 300%) that depend upon the achievement of operating performance targets (non-market conditions), or total shareholder return on TELUS Digital subordinate voting shares relative to an international peer group of customer experience and digital IT services companies (market conditions). The grant-date fair value of our PSUs affected by the achievement of non-market conditions equals the share price of the corresponding TELUS Digital subordinate voting share as of the grant date. Reflecting a variable payout, we estimate the grant-date fair value of our PSUs affected by the relative total shareholder return performance condition using a Monte Carlo simulation.

The following table presents a summary of the activity related to our restricted share unit plan:

	Three months			Six months
	Number of units		Weighted average grant-date fair value	Number of units		Weighted average grant-date fair value
Periods ended June 30, 2025	Non-vested	Vested		Non-vested	Vested
Outstanding, beginning of period	25,277,511	1,298,199	$4.92	20,180,936	—	$6.33
Granted	103,094	—	$3.63	8,882,253	—	$2.83
Vested	(105,969)	105,969	$21.54	(3,167,785)	3,167,785	$7.85
Exercised[1]	—	(1,397,191)	$4.38	—	(3,160,808)	$7.86
Forfeited	(3,521,056)	(6,977)	$5.37	(4,141,824)	(6,977)	$5.32
Outstanding, June 30, 2025	21,753,580	—	$4.87	21,753,580	—	$4.87
1.During the three-month period ended June 30, 2025, 1,397,191 RSUs were exercised and settled with 1,374,489 subordinate voting shares issued from treasury and $1.0 million in withholding taxes paid. During the six-month period ended June 30, 2025, 2,989,749 RSUs and 171,059 PSUs were exercised and settled with 2,434,432 subordinate voting shares issued from treasury and $3 million in withholding taxes paid.
As at June 30, 2025, the outstanding restricted share units comprised of 12,308,395 RSUs, 8,670,676 PSUs with non-market conditions, and 774,509 PSUs with market conditions.
(b)    Share option award plan
We grant share option awards, which are accounted for as equity-settled, as this is the expected manner of their settlement when granted. Share option awards grant the right to the employee recipient to purchase and receive a subordinate voting share of TELUS Digital for a pre-determined exercise price, and are generally exercisable for a period of ten years from the date of grant. The following table presents the activity related to our share option award plan:

	Three months			Six months
	Number of share option award units		Weighted average exercise price	Number of share option award units		Weighted average exercise price
Periods ended June 30, 2025	Non-vested	Vested		Non-vested	Vested
Outstanding, beginning of period	2,899,794	2,452,934	$6.53	2,988,882	2,363,846	$6.53
Vested	—	—	—	(89,088)	89,088	25.00
Forfeited	(83,279)	—	$3.69	(83,279)		$3.69
Outstanding, June 30, 2025[1]	2,816,515	2,452,934	$6.57	2,816,515	2,452,934	$6.57
Exercisable, June 30, 2025	—	2,452,934	$9.89	—	2,452,934	$9.89

1.The exercise price for options outstanding as at June 30, 2025 ranged from $3.69 for 2,816,515 options with a weighted-average remaining contractual life of 9.2 years, $4.87 to $8.95 for 2,096,582 options with a weighted-average remaining contractual life of 1.5 years, and $25.00 for 356,352 options with a weighted-average remaining contractual life of 5.7 years.
5. Interest expense

	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
Interest on long-term debt, excluding lease liabilities	$21	$26	$41	$50
Interest on lease liabilities	9	8	16	15
Amortization of financing fees and other	1	—	2	1
Interest accretion on provisions	3	2	5	5
	$34	$36	$64	$71

6. Income taxes

	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
Current income tax expense (recovery)
For current reporting period	$12	$14	$23	$27
Pillar Two global minimum tax	—	—	1	1
Adjustments recognized in the current period for income tax of prior periods	(13)	(4)	(14)	(6)
	(1)	10	10	22
Deferred income tax recovery
Arising from the origination and reversal of temporary differences	(34)	(6)	(45)	(9)
	(34)	(6)	(45)	(9)
	$(35)	$4	$(35)	$13
Our income tax expense (recovery) and effective income tax rate differ from that calculated by applying the applicable statutory rates for the following reasons:

	Three months				Six months
Periods ended June 30 (millions except percentages)	2025		2024		2025		2024
Income taxes computed at applicable statutory income tax rates	$(80)	26.1%	$(2)	(256.2)%	$(89)	26.7%	$5	13.7%
Adjustments recognized in the current period for income tax of prior periods	(13)		(4)		(14)		(6)
Pillar Two global minimum tax	—		—		1		1
Impairment of goodwill	40		—		40		—
Losses not recognized	13		1		14		2
Withholding and other taxes	7		7		11		12
Foreign tax differential	(1)		(1)		(2)		(2)
Non-deductible (taxable) items	—		4		5		2
Other	(1)		(1)		(1)		(1)
Income tax expense	$(35)	11.4%	$4	400.0%	$(35)	10.5%	$13	34.2%
7. Earnings (loss) per share
(a)Basic earnings (loss) per share
Basic earnings (loss) per share is calculated by dividing net income (loss) by the total weighted average number of equity shares outstanding during the period.

	Three months		Six months
Periods ended June 30 (millions except earnings per share)	2025	2024	2025	2024
Net (loss) income for the period	$(272)	$(3)	$(297)	$25
Weighted average number of equity shares outstanding	278	275	277	274
Basic (loss) earnings per share	$(0.98)	$(0.01)	$(1.07)	$0.09
(b)Diluted earnings (loss) per share
Diluted earnings (loss) per share is calculated to give effect to the potential dilutive effect that could occur if additional equity shares were assumed to be issued under securities or instruments that may entitle their holders to obtain equity shares in the future, which include share-based compensation awards (see Note 4—Share-based compensation for additional details) and provision for written put options (see Note 14(c)—Intangible assets and goodwill—Business acquisitions in our Annual Report and Note 12—Provisions for additional details). The number of additional shares for inclusion in the diluted earnings per share calculation was determined using the treasury stock method and, for the provision for written put options, the if-converted method.

	Three months		Six months
Periods ended June 30 (millions except earnings per share)	2025	2024	2025	2024
Net (loss) income for the period	$(272)	$(3)	(297)	25
After-tax impact of provisions for written put options	—	(21)	—	(40)
Fully diluted net (loss) income	$(272)	$(24)	$(297)	$(15)
Weighted average number of equity shares outstanding	278	275	277	274
Dilutive effect of share-based compensation	—	—	—	—
Dilutive effect of provisions for written put options	—	19	—	17
Weighted average number of diluted equity shares outstanding	278	294	277	291
Diluted (loss) earnings per share	$(0.98)	$(0.08)	$(1.07)	$(0.05)
For the three and six-month periods ended June 30, 2025, the dilutive effect of share-based compensation awards and written put options were excluded from the calculation of diluted loss per share, since their conversion to equity shares would decrease diluted loss per share for the period. During the six-month period ended June 30, 2024, NIL Share Options were anti-dilutive and excluded from the calculation of diluted earnings per share.
8. Accounts receivable

As at (millions)	June 30, 2025	December 31, 2024
Accounts receivable – billed	$228	$194
Accounts receivable – unbilled	229	240
Other receivables	43	28
	500	462
Allowance for doubtful accounts	(9)	(8)
Total	$491	$454
The following table presents an analysis of the age of customer accounts receivable. Any late payment charges are levied at a negotiated rate on outstanding non-current customer account balances.

As at (millions)	June 30, 2025	December 31, 2024
Customer accounts receivable – billed, net of allowance for doubtful accounts
Less than 30 days past billing date	$131	$123
30-60 days past billing date	56	52
61-90 days past billing date	23	8
More than 90 days past billing date	9	3
	219	186
Accounts receivable – unbilled	229	240
Other receivables	43	28
Total	$491	$454
We maintain allowances for lifetime expected credit losses related to doubtful accounts. Economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable balances are written off directly to bad debt expense.
The following table presents a summary of the activity related to our allowance for doubtful accounts:

	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
Balance, beginning of period	$8	$5	$8	$2
Additions	1	—	1	3
Balance, end of period	$9	$5	$9	$5
9. Financial instruments
General
The carrying values of cash and cash equivalents, due from or to affiliated companies, accounts receivable, accounts payable and accrued liabilities and certain provisions approximate their fair values due to the immediate or short-term maturity of these financial instruments. Our long-term debt, measured at amortized cost, approximates fair value as it bears interest at applicable market rates.
The fair values of the derivative financial instruments we use to manage our exposure to currency risks are estimated based upon quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments subject to similar risks and maturities (such fair value estimates being largely based on the EUR: USD and PHP: USD forward exchange rates as at the statement of financial position dates).
Derivative
The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are set out below; all such items use significant other observable inputs (Level 2) for measuring fair value at the reporting date.

		June 30, 2025				December 31, 2024
As at (millions)	Designation	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate
Current assets[1]
Derivatives used to manage
Currency risks arising from Euro business acquisition	HFH[3]	2026	$35	$6	USD:1.00 EUR:0.92	2025	$30	$—	USD:1.00 EUR:0.92
Currency risks arising from Philippine peso denominated purchases	HFT[2]	2026	$66	$2	USD:1.00 PHP:57.89	2025	$31	$12	USD:1.00 PHP:58.48
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH[3]	2026	$8	$—	3.52%	2025	$9	$1	3.52%

Non-current assets[1]
Derivatives used to manage
Currency risks arising from Euro business acquisition	HFH[3]	—	$—	$—	—	—	$387	$14	USD:1.00 EUR:0.92
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH[3]	—	$—	$—	—%	—	$146	$1	—

Current liabilities[1]
Derivatives used to manage
Currency risks arising from Philippine peso denominated purchases	HFT[2]	2026	$65	$1	USD:1.00 PHP:55.99	2025	$89	$2	USD:1.00 PHP:56.66

Non-current liabilities[1]
Derivatives used to manage
Currency risks arising from Euro business acquisition	HFH[3]	2028	$422	$37	USD:1.00 EUR:0.92	—	$—	$—	—
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH[3]	2028	$143	$1	3.52%	—	$—	$—	—
1.Notional amounts of derivative financial assets and liabilities are not set off.
2.Foreign currency hedges are designated as held for trading (HFT) upon initial recognition; hedge accounting is not applied.

3.Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.
10. Property, plant and equipment

	Owned assets					Right-of-use lease assets
(millions)	Network assets	Buildings and leasehold improvements	Computer equipment, furniture, and other	Assets under construction	Total	Buildings	Total
At cost
As at January 1, 2025	$55	$170	$312	$37	$574	$479	$1,053
Additions	3	4	13	26	46	61	107
Dispositions, retirements and other	—	(1)	(4)	—	(5)	(6)	(11)
Transfers	1	3	11	(15)	—	—	—
Foreign exchange	1	9	10	5	25	17	42
As at June 30, 2025	$60	$185	$342	$53	$640	$551	$1,191
Accumulated depreciation
As at January 1, 2025	$37	$94	$205	$—	$336	$261	$597
Depreciation	4	9	24	—	37	37	74
Dispositions, retirements and other	—	(1)	(3)	—	(4)	(3)	(7)
Foreign exchange	—	7	7	—	14	6	20
As at June 30, 2025	$41	$109	$233	$—	$383	$301	$684
Net book value
As at December 31, 2024	$18	$76	$107	$37	$238	$218	$456
As at June 30, 2025	$19	$76	$109	$53	$257	$250	$507
11. Intangible assets and goodwill

(a)     Intangible assets and goodwill

(millions)	Customer relationships	Crowdsource assets	Software	Brand and other	Total intangible assets	Goodwill	Total intangible assets and goodwill
At cost
As at January 1, 2025	$1,737	$120	$85	$103	$2,045	$1,926	$3,971
Additions	—	—	13	—	13	—	13
Additions from acquisition[1]	5	—	2	—	7	28	35
Dispositions, retirements and other	—	—	(3)	(1)	(4)	—	(4)
Foreign exchange	70	—	5	1	76	59	135
As at June 30, 2025	$1,812	$120	$102	$103	$2,137	$2,013	$4,150
Accumulated amortization
As at January 1, 2025	$530	$60	$35	$41	$666	$—	$666
Amortization[2]	70	8	7	8	93	—	93
Impairment	—	—	—	—	—	224	224
Dispositions, retirements and other	—	—	(2)	—	(2)	—	(2)
Foreign exchange	35	—	1	—	36	—	36
As at June 30, 2025	$635	$68	$41	$49	$793	$224	$1,017
Net book value
As at December 31, 2024	$1,207	$60	$50	$62	$1,379	$1,926	$3,305
As at June 30, 2025	$1,177	$52	$61	$54	$1,344	$1,789	$3,133

1.During the three-month period ended June 30, 2025, we acquired a business which expanded our digital solutions service line for a purchase price of $16.1 million, including cash consideration of $0.5 million.
2.During the three-month period ended June 30, 2025, $46.0 million of amortization of intangible assets was recognized.

(b)     Impairment testing of goodwill

As at June 30, 2025, relevant events and circumstances were such that it was considered appropriate to test the carrying value of the Company’s single cash-generating unit. During the six-month period ended June 30, 2025, the Company’s competitive industry continued to experience prolonged macroeconomic pressures affecting the level and timing of customer demand, with commensurate impacts on our key future growth and operating metric assumptions and estimates resulting in an estimated recoverable amount of $3.2 billion as at June 30, 2025 and goodwill impairment loss of $224 million recorded in Amortization of intangible assets and impairment of goodwill line of the Condensed Interim Consolidated Statements of Income (Loss) and Other Comprehensive Income (Loss).

The recoverable amount was determined based on a fair value less costs of disposal method (such method categorized as a Level 3 fair value measure) and used a discount rate of 10.1% (December 31, 2024 – 9.8%), a perpetual growth rate of 2.5% (December 31, 2024 – 3.0%) and cash flow projections through the end of 2029. The recoverable amount was principally affected by changes in key valuation assumptions including the weighted average cost of capital, the perpetual growth rate and lower cash flow forecasts arising from gross margin pricing pressure.There is a material degree of uncertainty with respect to the estimate of the recoverable amount, given the necessity of making key economic assumptions about future cash flows.

The fair value less costs of disposal method uses discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections; associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers; and the future weighted average cost of capital. If the future financial performance were to adversely differ from management’s best estimates for the key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience additional future material impairment charges in respect of the Company’s cash-generating unit.
12. Provisions

(millions)	Employee related[1]	Written put options[2]	Other[3]	Total
As at January 1, 2025	$6	$134	$6	$146
Additions	49	—	22	71
Use	(46)	—	(8)	(54)
Reversals	—	(3)	—	(3)
Interest effect and other	—	3	—	3
As at June 30, 2025	$9	$134	$20	$163
Current	6	42	1	49
Non-current	3	92	19	114
As at June 30, 2025	$9	$134	$20	$163
1.During the second quarter of fiscal 2025, the Company implemented a workforce restructuring initiative at one of our delivery locations, which is reflected in our employee-related restructuring provisions.
2.In connection with our acquisition of WillowTree in 2023, a provision for written put options to acquire the non-controlling interest in the WillowTree business retained by certain members of WillowTree management was established.
3.Other provisions relate to legal and other activities that arise during the normal course of operations including earnouts related to acquisition.

13. Long-term debt
(a)    Details of long-term debt

As at (millions)	June 30, 2025	December 31, 2024
Credit facility	$1,280	$1,284
Deferred debt transaction costs	(9)	(8)
	1,271	1,276
Lease liabilities	289	249
Long-term debt	$1,560	$1,525
Current	126	116
Non-current	1,434	1,409
Long-term debt	$1,560	$1,525
(b)    Credit facility
We have a credit facility secured by our assets with a syndicate of financial institutions, which includes TELUS as a lender, maturing on January 3, 2028. As at June 30, 2025, TELUS participates as a lender of 7.17% of our total credit facility (December 31, 2024 - 7.17%). The credit facility is comprised of an $800 million revolving credit facility and an amortizing $1.2 billion term loan. As at June 30, 2025, the revolving credit facility and term loan had an effective interest rate of 6.7% (December 31, 2024 - 6.5%).

	June 30, 2025			December 31, 2024
As at (millions)	Revolving component	Term loan component[1]	Total	Revolving component	Term loan component	Total
Available	$545	$—	$545	$611	$—	$611
Outstanding
Due to TELUS	18	73	91	14	78	92
Due to Other	237	952	1,189	175	1,017	1,192
	255	1,025	1,280	189	1,095	1,284
Total	$800	$1,025	$1,825	$800	$1,095	$1,895
1.Relative to amounts owed to the syndicate of financial institutions, excluding TELUS, we have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively convert an amortizing amount of $398 million of the principal payments, and associated interest obligations, to European euro obligations with an effective fixed interest rate of 2.6% and an effective fixed exchange rate of US$1.088:€1.00 on the principal amount; the initial notional amount of these foreign exchange derivatives was US$448 million. These have been accounted for as a net investment hedge in a foreign operation (see Note 9—Financial instruments for additional details)
The credit facility bears interest at prime rate, U.S. dollar base rate, or term secured overnight financing rate (SOFR) (all such terms as used or defined in the credit facility) plus applicable margins. The credit facility includes customary representations, warranties and covenants, including two financial quarter-end ratio tests. Net Debt to Adjusted EBITDA ratio, both measures as defined in our credit agreement, must not exceed 3.75:1.00 for each quarter in fiscal 2025 and 3.25:1.00 subsequently. The Adjusted EBITDA to Debt Service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00, all as defined in the credit facility. If an acquisition with an aggregate cash consideration in excess of $250 million occurs in any twelve-month period, the maximum permitted Net Debt to Adjusted EBITDA ratio per credit agreement may be increased by 0.50:1.00 and shall return to the then applicable Net Debt to Adjusted EBITDA ratio after eight fiscal quarters.
The term loan under the credit facility is subject to an amortization schedule requiring that a minimum of 1.25% of the original principal amount be repaid each quarter, with the remaining balance due at maturity of the amended credit facility on January 3, 2028.
As at June 30, 2025, we were in compliance with all financial covenants, financial ratios and all of the terms and conditions of our credit facility and long-term debt agreement. Should our Net Debt to Adjusted EBITDA exceed the current covenant in future quarters, we may undertake a combination of measures including requesting shareholder loan support from the Parent company with terms that are compliant with the Credit Agreement or to seek a Credit Facility amendment.

(c)    Long-term debt maturities
Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at June 30, 2025, are as follows:

Composite long-term debt denominated in	U.S. dollars			European euros	Other currencies
For each fiscal year ending December 31 (millions)	Long-term debt, excluding leases	Leases	Total	Leases	Leases	Total
2025 (remainder of year)	$30	$10	$40	$8	$12	$60
2026	60	18	78	11	26	115
2027	60	17	77	8	21	106
2028	1,130	16	1,146	5	19	1,170
2029	—	20	20	5	14	39
Thereafter	—	33	33	27	19	79
Future cash outflows in respect of composite long-term debt principal repayments	1,280	114	1,394	64	111	1,569
Future cash outflows in respect of associated interest and like carrying costs[1]	225	62	287	16	40	343
Undiscounted contractual maturities	$1,505	$176	$1,681	$80	$151	$1,912
1.Future cash outflows in respect of associated interest and carrying costs for amounts drawn under our credit facility (if any) have been calculated based upon the rates in effect at June 30, 2025.
14. Share capital
Our authorized and issued share capital is as follows:

	Authorized		Issued
As at (millions)	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Preferred Shares	unlimited	unlimited	—	—
Equity Shares
Multiple Voting Shares	unlimited	unlimited	164	164
Subordinate Voting Shares	unlimited	unlimited	114	112
As at June 30, 2025, there were 66 million authorized but unissued subordinate voting shares reserved for issuance under our share-based compensation plans, and 4 million authorized but unissued subordinate voting shares reserved for issuance under our employee share purchase plan.
15. Contingent liabilities
(a)Indemnification obligations
In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations or litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of such transactions, if applicable, historically we have not made significant payments under these indemnifications. As at June 30, 2025, we had no liability recorded in respect of indemnification obligations (December 31, 2024 - $NIL).
(b)Claims and lawsuits
We are party to various legal proceedings and claims that arise in the ordinary course of business. The ultimate outcome of these matters is inherently uncertain. Therefore, if one or more of these matters were resolved against us for amounts in excess of management's estimates of loss, or if any outcome becomes more likely than not and estimable, our results of operations and financial condition could be adversely affected.
16. Related party transactions
(a)Transactions with TELUS
TELUS produces consolidated financial statements available for public use and is the ultimate parent and controlling party of TELUS Digital.
Recurring transactions
TELUS and its subsidiaries receive customer care, integrated business process outsourcing, information technology outsourcing, and digital product development services from us, and provide services (including people, network, finance, communications, and regulatory) to us. We also participate in defined benefit pension plans that share risks between TELUS and its subsidiaries.

	2025			2024
Three months ended June 30 (millions)	TELUS (parent)	Subsidiaries of TELUS	Total	TELUS (parent)	Subsidiaries of TELUS	Total
Transactions with TELUS and subsidiaries
Revenues from services provided to	$—	$179	$179	$—	$159	$159
Goods and services purchased from	—	(6)	(6)	—	(4)	(4)
	—	173	173	—	155	155
Receipts from related parties	—	(192)	(192)	—	(147)	(147)
Payments to related parties	—	8	8	—	5	5
Payments (made) collected by related parties on our behalf and other adjustments	(37)	7	(30)	(28)	13	(15)
Foreign exchange	(16)	—	(16)	10	—	10
Change in balance	(53)	(4)	(57)	(18)	26	8
Accounts with TELUS and subsidiaries
Balance, beginning of period	(246)	17	(229)	(156)	24	(132)
Balance, end of period	$(299)	$13	$(286)	$(174)	$50	$(124)
Accounts with TELUS and subsidiaries
Due from affiliated companies	$10	$18	$28	$20	$54	$74
Due to affiliated companies	(309)	(5)	(314)	(194)	(4)	(198)
	$(299)	$13	$(286)	$(174)	$50	$(124)

	2025			2024
Six months ended June 30 (millions)	TELUS (parent)	Subsidiaries of TELUS	Total	TELUS (parent)	Subsidiaries of TELUS	Total
Transactions with TELUS and subsidiaries
Revenues from services provided to	$—	$357	$357	$—	$319	$319
Goods and services purchased from	—	(13)	(13)	—	(9)	(9)
	—	344	344	—	310	310
Receipts from related parties	—	(362)	(362)	—	(321)	(321)
Payments to related parties	—	12	12	—	12	12
Payments (made) collected by related parties on our behalf and other adjustments	(63)	14	(49)	(28)	14	(14)
Foreign exchange	(16)	—	(16)	5	—	5
Change in balance	(79)	8	(71)	(23)	15	(8)
Accounts with TELUS and subsidiaries
Balance, beginning of period	(220)	5	(215)	(151)	35	(116)
Balance, end of period	$(299)	$13	$(286)	$(174)	$50	$(124)
Accounts with TELUS and subsidiaries	—	—		—	—
Due from affiliated companies	$10	$18	$28	$20	$54	$74
Due to affiliated companies	(309)	(5)	(314)	(194)	(4)	(198)
	$(299)	$13	$(286)	$(174)	$50	$(124)
In the condensed interim consolidated statement of financial position, amounts due from affiliates and amounts due to affiliates, where contractually required, are generally due 30 days from billing and are cash-settled on a gross basis.
(b)Transactions with key management personnel
Our key management personnel have the authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team.
During the three-month period ended June 30, 2025, share-based compensation expense of $3 million was recognized. There were no RSU or PSU grants to our key management personnel.
During the six-month period ended June 30, 2025, share-based compensation expense of $5 million was recognized. We granted 2,042,833 RSUs and 1,377,090 PSUs, with total grant-date fair value of $10 million.

17. Additional financial information
(a)Statements of income (loss) and other comprehensive income (loss)
During the six-month periods ended June 30, 2025 and 2024, TELUS, our controlling shareholder and largest client, accounted for 26.1% and 24.4% of our consolidated revenue, respectively, while our second largest client, Google, accounted for 11.6% and 14.3% of our consolidated revenue, respectively.
(b)Statements of financial position

As at (millions)	June 30, 2025	December 31, 2024
Other long-term assets
Lease deposits	$16	$15
Prepaid software and maintenance costs	6	6
Other	4	5
	$26	$26
Accounts payable and accrued liabilities
Trade accounts payable	$21	$36
Accrued liabilities	106	102
Payroll and other employee-related liabilities	175	159
Advance billings	20	12
Other	34	12
	$356	$321
(c)Statements of cash flows—operating activities and investing activities

	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
Net change in non-cash operating working capital
Accounts receivable	$23	$11	$38	$29
Due to and from affiliated companies, net	56	(8)	70	8
Prepaid expenses	(8)	5	(22)	(16)
Other long-term assets	—	(1)	—	(1)
Accounts payable and accrued liabilities	2	27	(16)	23
Income and other taxes receivable and payable, net	(1)	4	(2)	4
Provisions	5	3	1	2
Other long-term liabilities	4	2	5	5
	$81	$43	$74	$54
Cash payments for capital assets
Capital asset additions
Capital expenditures
Property, plant and equipment, excluding right-of-use assets	(24)	(16)	(46)	(29)
Intangible assets	(8)	(12)	(14)	(18)
	(32)	(28)	(60)	(47)
Change in accrued payables related to the purchase of capital assets	2	(1)	3	(4)
	$(30)	$(29)	$(57)	$(51)

(d)Changes in liabilities arising from financing activities

		Statements of cash flows		Non-cash changes
Three-month period ended June 30, 2025 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$1,245	$237	$(217)	$—	$15	$1,280
Lease liabilities	254	—	(24)	5	54	289
Deferred debt transaction costs	(9)	—	—	—	—	(9)
	$1,490	$237	$(241)	$5	$69	$1,560

		Statements of cash flows		Non-cash changes
Three-month period ended June 30, 2024 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$1,436	$45	$(95)	$—	$—	$1,386
Lease liabilities	288	—	(23)	(1)	14	278
Deferred debt transaction costs	(10)	—	—	—	—	(10)
	$1,714	$45	$(118)	$(1)	$14	$1,654

		Statements of cash flows		Non-cash changes
Six-month period ended June 30, 2025 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$1,284	$387	$(406)	$—	$15	$1,280
Lease liabilities	249	—	(46)	8	78	289
Deferred debt transaction costs	(8)	—	—	—	(1)	(9)
	$1,525	$387	$(452)	$8	$92	$1,560

		Statements of cash flows			Non-cash changes
Six-month period ended June 30, 2024 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments		Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$1,463	$90	$(167)		$—	$—	$1,386
Lease liabilities	298	—	(45)		(3)	28	278
Deferred debt transaction costs	(11)	—	—		—	1	(10)
	$1,750	$90	$(212)	$—	$(3)	$29	$1,654